UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 7, 2008

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                      No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                      No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 17

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew 2007 Preliminary Results – Another quarter of sustained growth completing a good year. Margin improvement on track”, dated February 7, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 7, 2008	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

Smith & Nephew 2007 Preliminary Results

“Another quarter of sustained growth completing a good year. Margin improvement on track.”

7 February 2008

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the fourth quarter ended 31 December 2007.

	3 months to 31 December 07			12 months to 31 December 07
	$m	Underlying increase %	Reported increase/ (decrease) %	$m	Underlying increase %	Reported increase/ (decrease) %
Revenue¹	967	8	25	3,369	10	21
Operating profit[2]	154		(2)	493		(8)
Trading profit[2]	222	14	21	706	17	24
EPS (cents)[3]	11.1		(26)	34.2		(57)
EPSA (cents)[4]	16.6		10	52.0		15
Business Unit Revenue¹
Orthopaedic - Reconstruction	374	11	49	1,240	13	35
- Trauma & CT	176	9	21	618	13	20
Endoscopy	201	7	10	732	10	13
Advanced Wound Management	216	4	13	779	5	12

Full Year Highlights

•	Group revenue of $3.4 billion, double digit revenue growth for the year

•	Trading profit at $706 million up 17%

•	Over 1% margin improvement delivered by Earnings Improvement Programme - programme firmly on track

•	EPSA increased 15% to 52.0¢

•	Orthopaedic Reconstruction revenue growth of 13% leads the market, for the 5th consecutive year

•	Orthopaedic Trauma and Clinical Therapies revenues up 13% as our EXOGEN¯ Ultrasound Bone Healing System outpaces the market

•	Investment outside the US drives Endoscopy revenues up 10%

•	Advanced Wound Management trading margin up 120 basis points in response to restructuring

•	Second interim dividend up 10% to 7.38¢ per share

News

Q4 Highlights

•	Orthopaedic Reconstruction delivers above market global growth for the 7th consecutive quarter

•	US BHR¯ System momentum strong, US knee revenue growth recovers as salesforce focus delivers

•	Endoscopy sustained growth driven by investment outside the US

•	Earnings Improvement Programme achieves continued benefits

Commenting on the full year, David Illingworth, Chief Executive of Smith & Nephew, said;

“Smith & Nephew had a strong 2007 generating double digit revenue growth for the year. Orthopaedic Reconstruction grew 13%, with good performance in the US in knees and the BHR System. Additionally, our Endoscopy business grew in double digits and our Clinical Therapies business grew very substantially ahead of the market. I am very pleased with the progress of the Earnings Improvement Programme which is firmly on track. The outlook for 2008 is good as growth continues across all four divisions and our focus on high growth segments and new product launches gives us confidence for the future.”

Analyst presentation

An analyst presentation to discuss the Company’s fourth quarter results will be held at 12.30pm GMT/ 7.30am EST today, Thursday 7 February. There will be a live webcast of this presentation on the Smith & Nephew website at http://www.smith-nephew.com. An on demand replay will be available shortly following the close of the call at http://www.smith-nephew.com/Q407. A podcast will also be available at the same address. A listen-only service is available by calling +44 (0)20 7806 1955 in the UK or +1 718 354 1389 in the US. Analysts should contact Samantha Hardy on +44 (0)20 7960 2257 or by email at samantha.hardy@smith-nephew.com for presentation details.

Notes

[1]

Unless specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation and acquisitions. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

²	A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation and acquisitions. Unless specified as ‘reported’ all trading profit increases throughout this document are underlying.

[3]	The EPS for the twelve months in the comparable period included 37.3 cents from the gain on sale of BSN Medical.

[4]

Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, the legal settlement with the US Department of Justice, (“the legal settlement”), amortisation of acquisition intangibles and taxation thereon, and in 2006 the gain on the disposal of the joint venture and the related fair value adjustment. See note 2 to the financial statements.

[5]	Trading cash flow is cash generated from operations less capital expenditure but before the Macrotextured settlements, acquisition related costs, the legal settlement and restructuring costs.

Enquiries

Investors
Adrian Hennah	+44 (0) 20 7401 7646
Chief Financial Officer
Smith & Nephew

Liz Hewitt	+44 (0) 20 7401 7646
Group Director Corporate Affairs
Smith & Nephew

Media
Jon Coles	+44 (0) 20 7404 5959
Justine McIlroy
Brunswick – London

Cindy Leggett-Flynn	+1 (212) 333 3810
Brunswick – New York

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2007 were $3.4 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

¯ Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

Introduction

The fourth quarter marked a successful completion of 2007 for Smith & Nephew. It has been a very active year across the business.

We had a very successful year in Reconstruction with the BIRMINGHAM HIP¯ Resurfacing System (“BHR¯”) in the US, following its launch there last year, and saw our US knee business recover in the fourth quarter. Reconstruction continues to deliver above market growth as it has done for 5 consecutive years. Advanced Wound Management returned to growth after several difficult years and did so while the business was being restructured. Endoscopy earned double digit revenue growth for the first time in five years benefiting from investment in its business outside the US. In Trauma we now have a good product range and the salesforce to deliver continued growth.

We launched the Earnings Improvement Programme (“EIP”) in the first quarter and by the end of the year had improved our trading margin, before the two acquisitions made in the year, by over one per cent. We have made good progress in the operational management of the company. We have centralised functions within and across the four businesses in areas such as IT and procurement and made substantial changes in manufacturing and sales force management.

As we move into 2008, our long term strategy is to concentrate on high growth segments in our four businesses, with emphasis on meeting the needs of our customers and acquiring businesses which fit within this strategy. Our innovative products which enable good outcomes for patients, medical professionals and healthcare providers alike are expected to generate continued growth in 2008 and beyond.

Full Year Results

We grew Group revenues in the year to $3,369 million (a 21% increase in reported revenues) with particularly strong growth in Reconstruction. Reconstruction revenues were $1,240 million for the year, benefiting particularly from hip resurfacing in the US and a recovery in US knee revenues in the fourth quarter.

Reported trading profit for the year was up 24% to $706 million with a 21.0% trading margin, 50 basis points higher than 2006 as the benefits of the EIP become clear. EIP has good momentum going into 2008.

Net interest and finance charges were $24 million as the gearing of the balance sheet takes effect. The tax charge of $202 million reflects the effective rate for the year of 29.6% on profit before restructuring costs, acquisition related costs, the legal settlement and amortisation of acquisition intangibles. Adjusted attributable profit of $480 million is before the costs of restructuring, acquisition related costs, the legal settlement and amortisation of acquisition intangibles and taxation thereon. Attributable profit was $316 million.

EPSA rose by 15% to 52.0¢ (260.0¢ per American Depositary Share, (“ADS”)). Reported basic earnings per share were 34.2¢ (171.0¢ per ADS). A calculation of EPSA is provided in note 2 to the financial statements.

Trading cash flow (see note 5 above) was $602 million compared with $342 million a year ago. This is a trading profit to cash conversion ratio of 85% compared with 60% a year ago reflecting stronger working capital management and a reduction in the working capital and capital expenditure requirements of the US launches of JOURNEY¯ Bi-Cruciate Stabilised Knee System, LEGION¯ Revision Knee System and BHR.

Fourth Quarter Results

We grew Group revenues in the quarter to $967 million (25% growth on a reported basis), including a full quarter of Plus revenues of $98 million. This represents underlying growth of 8% on the same period last year after adjusting for movements in currency of 5% and acquisitions of 12%.

Trading profit in the quarter was $222 million, representing underlying growth of 14%. Trading margin of 24.8% was 110 basis points above the same quarter last year on a like for like basis reflecting the substantial progress in the EIP in all four businesses. Reported trading margin at 23.0% was 70 basis points below the comparable quarter after the expected dilution of 180 basis points from acquisitions.

Net interest and finance charges were $13 million, reflecting the borrowings following the Plus acquisition and the share repurchases. $45 million was charged in the quarter in respect of the Plus integration and the utilisation of Plus inventory stepped-up on acquisition and $15 million in respect of EIP costs.

The tax charge, on profit before restructuring costs, acquisition related costs, the legal settlement and amortisation of acquisition intangibles, was 28.2%. Adjusted attributable profit, which is before the costs of restructuring, acquisition related costs, the legal settlement and the amortisation of acquisition intangibles and taxation thereon, was $150 million.

EPSA increased by 10% to 16.6¢ (83.0¢ per ADS) in the quarter. Basic earnings per share was 11.1¢ (55.5¢ per ADS) compared with 14.9¢ (74.5¢ per ADS) in 2006, which reflected the sale in the fourth quarter of 2006 of BSN Medical.

Trading cash flow of $200 million in the quarter, reflects a higher trading profit to cash conversion rate of 90%, compared with 85% a year ago.

Orthopaedic Reconstruction

We grew Reconstruction revenues to $374 million in the quarter, an increase of 11% compared to the fourth quarter last year. This is ahead of the global market which grew by an estimated 10%. Growth for the year was 13%, at total revenues of $1,240 million, making this the 5th consecutive year of above market growth. The active informed patient segment is the clear focus of this business and the segment in which we continue to have a clear competitive advantage.

Reconstruction revenues in the US at $163 million grew by 16% in the quarter benefiting from continued BHR¯ procedure adoption and a recovery in the growth of knee revenues. Outside the US Reconstruction revenues grew by 5% as a result of some disruption from the knee recall.

Hip revenue growth remained strong at 14% worldwide for the quarter. In the US hip revenues grew by 27% as BHR enjoyed a continuing high level of acceptance and benefited from the publication of the Australian registry data which showed that the BHR has superior survival rates to all other hip resurfacing products.

Worldwide knee revenue growth was 10%, with knee growth in the US of 10% as the balancing of the salesforce’s focus in the US drove the recovery of knee revenues. JOURNEY¯ Bi-Cruciate Stabilised Knee System and JOURNEY DEUCE¯ Bi-Compartmental Knee System revenues both grew well in the quarter. Outside the US knee revenues grew 10%.

A small number of Plus knee products were voluntarily recalled in the quarter as a result of a supplier’s manufacturing error which resulted in some knees being produced with a higher than specified iron content. The results to date of intensive testing are positive and show no clinically significant degradation of the wear characteristics of the implants and no indications of toxicity. There are no current findings which indicate the need for revision surgery and there have been no reported patient incidents.

The fourth quarter’s trading margin of 27% excluding Plus represents a decline of 50 basis points. Included in the fourth quarter are a number of expenses incurred in relation to the legal settlement with the Department of Justice. The trading margin including Plus is 22.2%. Trading margin for the year was 23.8%, 160 basis points lower than in 2006.

In September 2007 an industry wide settlement was agreed with the US Department of Justice. As part of the settlement a Monitor was put in place for 18 months. We continue to work closely and co-operatively with him and his team. We are co-operating fully with the Securities and Exchange Commission in their informal investigation into industry wide relationships with surgeons in some European countries.

Orthopaedic Trauma and Clinical Therapies

We grew Trauma and Clinical Therapies revenues by 9% in the quarter to $176 million (13% for the year), with growth in the US of 10% and 6% outside the US.

Fixation product revenues grew by 7% worldwide, compared to estimated market growth of 9%, and by 9% in the US, and 5% outside the US. Revenues from TRIGEN¯ INTERTAN¯ Nails and the PERI-LOC¯ Locked Plating System, including the new VLP ranges, drove the quarter’s revenue growth. We are determined to improve this level of growth, which lags the market. We are focused on measures to improve the quality of our service to customers, especially in the US.

Clinical Therapies revenue growth was 11% in the quarter with a strong contribution from the EXOGEN 4000+¯ Ultrasound Bone Healing System which grew revenues at three times the market growth rate. The joint fluid therapies market continued to be impacted by reimbursement pricing pressure causing a slowing of revenue growth in this market segment. Clinical Therapies as a whole continued to gain market share throughout 2007.

Trading margin for the year was 20.7%, 110 basis points over 2006, as the benefits of the EIP driven reorganisation begin to be realised. In the quarter trading margin was 26.4% excluding Plus (26.7% including Plus).

Endoscopy

We grew Endoscopy revenues to $201 million in the fourth quarter, an increase of 7%, which resulted in full year growth of 10%. This is the first year of double digit revenue growth in Endoscopy for five years. This growth has been fuelled by investment outside the US in the sales force and marketing, and by the increasing focus on arthroscopy. Revenues in the quarter grew by 10% outside the US and 4% in the US. We continue to see very good opportunities in the markets in Europe and Asia.

Arthroscopy revenues grew in the quarter by 7%, with strong growth in all segments, behind our current estimate of market growth. Repair revenues at 9% continue to outpace resection growth where revenues grew by mid single digits this quarter.

Digital Operating Room (DOR) and Visualisation revenues grew by 6% in the quarter. The new HD camera, launched earlier in the year, has been well received in the market.

The trading margin of 23.9% earned in the fourth quarter is a just under two percent improvement on the same quarter last year, reflecting the enduring benefit of the successful manufacturing reorganisation completed earlier in the year. Trading margin for the year was 20.1%, 110 basis points over 2006.

Advanced Wound Management

In 2007 a series of management actions have been taken to restructure Advanced Wound Management. These actions include the announcement of the move to China of a significant proportion of manufacturing, the renegotiation of supply contracts and the elimination of layers of management. Momentum is now building in this business and we continue to see substantial potential.

We grew revenues by 4% in the quarter (5% for the year) to $216 million. US revenue growth was 5%. Outside the US revenues grew by 4% against a background of tighter European healthcare budgets.

Revenues in the exudate management segment grew well above the market at 14% in the quarter benefiting from the launch of ALLEVYN¯ Ag Absorbent Silver Barrier Dressing. Infection management grew more slowly as a result of lower US demand. The surgical segment continued to grow strongly, from a small base, driven by the VERSAJET¯ Hydrosurgery System and achieved over 50% growth in the quarter.

BlueSky has continued to make good progress ahead of the planned launch in the first quarter of 2008.

The trading margin of 21.6%, excluding the impact of BlueSky, is 80 basis points ahead of the same quarter in 2006. Trading margin including Bluesky is 20.4%. Trading margin for the year was 17.5%, 120 basis points over last year as management actions taken as part of the EIP realise benefits.

Share Buy-back Programme

Under the two year share buy-back programme of up to $1.5 billion announced last year we had bought back a total of 52 million shares at a cost of $640 million at the end of the year. The board has reviewed this programme in the light of current market conditions and opportunities. In order to preserve flexibility the Board currently expects to complete the programme over a total of three years.

Outlook

The revenue outlook for 2008 for both the individual businesses and for the business as a whole continues to be favourable. Underlying demographic trends are creating strong demand and our innovative products and customer focussed approach to the market enables us to meet this demand.

In addition the EIP is progressing well and we continue to expect to achieve, on average, at least a 1% improvement in trading margin per annum, before the impact of acquisitions and any change in pricing environment, between the start of the programme and the end of 2010.

There are several factors driving our confidence in Smith & Nephew’s continued growth, including the growth in demand for our current products, our continued emphasis on new products, the Plus and BlueSky acquisitions and the good momentum from our EIP. Smith & Nephew faces 2008 and beyond with confidence.

SMITH & NEPHEW plc

2007 QUARTER FOUR AND FULL YEAR RESULTS

Unaudited Group Income Statement for the 3 months and year ended 31 December 2007 (A)

3 Months 2006	3 Months 2007		Notes	Year Ended 2007	Year Ended 2006
$m	$m			$m	$m
771	967	Revenue	3	3,369	2,779
(221)	(292)	Cost of goods sold		(994)	(769)
(362)	(479)	Selling, general and administrative expenses		(1,740)	(1,353)
(31)	(42)	Research and development expenses		(142)	(120)

157	154	Operating profit	4	493	537
4	2	Interest receivable		10	19
(2)	(18)	Interest payable		(40)	(9)
2	3	Other finance income		6	3

161	141	Profit before taxation		469	550
(40)	(40)	Taxation	11	(153)	(156)

121	101	Profit from continuing operations		316	394
19	—	Discontinued operations: Net profit on disposal of the joint venture	12	—	351

140	101	Attributable profit (B)		316	745

		Earnings per share (B)	2
		Including discontinued operations:
14.9 ¢	11.1 ¢	Basic		34.2 ¢	79.2 ¢
14.8 ¢	11.1 ¢	Diluted		34.1 ¢	78.9 ¢
		Continuing operations:
12.9 ¢	11.1 ¢	Basic		34.2 ¢	41.9 ¢
12.8 ¢	11.1 ¢	Diluted		34.1 ¢	41.7 ¢

A	The presentation of the income statement has been changed – see Note 1. Trading profit is now included in Note 4 and adjusted earnings per ordinary share is included in Note 2.
B	Attributable to the equity holders of the parent.

Unaudited Group Statement of Recognised Income & Expense for the 3 months and year ended 31 December 2007

3 Months 2006	3 Months 2007		Year Ended 2007	Year Ended 2006
$m	$m		$m	$m
18	9	Translation differences	47	59
—	—	Cumulative translation adjustment on disposal of the joint venture	—	(14)
(1)	(2)	Losses on cash flow hedges	(14)	(4)
(10)	(66)	Actuarial (losses)/gains on defined benefit pension plans	(22)	30
2	22	Taxation on items taken directly to equity	8	(11)

9	(37)	Net income/(expense) recognised directly in equity	19	60
140	101	Attributable profit	316	745

149	64	Total recognised income and expense (B)	335	805

SMITH & NEPHEW plc

2007 QUARTER FOUR AND FULL YEAR RESULTS continued

Unaudited Group Balance Sheet as at 31 December 2007

	Notes	2007	2006
		$m	$m
ASSETS
Non-current assets
Property, plant and equipment		743	635
Goodwill		1,198	640
Intangible assets		449	191
Investments		9	10
Investment in associates		11	—
Deferred tax assets		135	110

		2,545	1,586
Current assets
Inventories		837	619
Trade and other receivables		898	680
Cash and bank		170	346

		1,905	1,645

TOTAL ASSETS		4,450	3,231

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital		190	189
Share premium account		356	329
Treasury shares	14	(637)	(1)
Accumulated profits and other reserves		1,907	1,657

Total equity	15	1,816	2,174

Non-current liabilities
Long-term borrowings		36	15
Retirement benefit obligation		184	154
Other payables due after one year		47	3
Provisions due after one year		33	34
Deferred tax liabilities		63	35

		363	241

Current liabilities
Bank overdrafts and loans due within one year		1,442	119
Trade and other payables		545	421
Provisions due within one year		80	49
Current tax payable		204	227

		2,271	816

Total liabilities		2,634	1,057

TOTAL EQUITY AND LIABILITIES		4,450	3,231

SMITH & NEPHEW plc

2007 QUARTER FOUR AND FULL YEAR RESULTS continued

Unaudited Condensed Group Cash Flow Statement for the 3 months and year ended 31 December 2007

3 Months 2006	3 Months 2007		Year Ended 2007	Year Ended 2006
$m	$m		$m	$m
		Net cash inflow from operating activities
161	141	Profit before taxation	469	550
(2)	16	Net interest payable/(receivable)	30	(10)
48	71	Depreciation, amortisation and impairment	237	169
—	19	Utilisation of Plus inventory stepped-up on acquisition	64	—
1	4	Share based payment expense	23	14
(32)	(29)	Movement in working capital and provisions	(130)	(217)

176	222	Cash generated from operations (C)	693	506
2	(16)	Net interest (paid)/received	(30)	10
(48)	(57)	Income taxes paid	(225)	(144)

130	149	Net cash inflow from operating activities	438	372

		Cash flows from investing activities
(3)	(44)	Acquisitions (D)	(781)	(83)
(4)	—	Disposal of joint venture (E)	—	537
(37)	(55)	Capital expenditure	(194)	(222)

(44)	(99)	Net cash used in investing activities	(975)	232

86	50	Cash flow before financing activities	(537)	604

		Cash flows from financing activities
8	7	Proceeds from issue of ordinary share capital	28	16
(39)	(42)	Equity dividends paid	(105)	(96)
(18)	200	Cash movements in borrowings	1,078	(293)
—	(164)	Purchase of treasury shares	(640)	—
(5)	(4)	Settlement of currency swaps	(14)	(10)

(54)	(3)	Net cash used in financing activities	347	(383)

32	47	Net (decrease)/increase in cash and cash equivalents	(190)	221
257	59	Cash and cash equivalents at beginning of period	291	65
2	3	Exchange adjustments	8	5

291	109	Cash and cash equivalents at end of period (F)	109	291

C

After a net $1 million (2006 – $33 million) unreimbursed by insurers relating to macrotextured knee revisions, $33 million (2006 – $4 million) of acquisition related costs, $39 million (2006 – $21 million) of outgoings on restructuring and rationalisation costs and a legal settlement of $30 million (2006 – nil).

D	Net of $18 million of cash and overdrafts acquired with Plus in 2007 (2006 – $2 million cash acquired with acquisitions) and Loan Notes issued of $15 million in 2006.
E	Discontinued operations accounted for nil (2006 – $537 million) of net cash flow from investing activities.
F	Cash and cash equivalents at the end of the period are net of overdrafts of $61 million (2006 – $55 million).

SMITH & NEPHEW plc

2007 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

1.	The financial information for the three months and year has been prepared on the basis of the accounting policies set out in the full annual accounts of the Group for the year ended 31 December 2006.

In the current year, the Group has altered the presentation of its income statement to present items by function as permitted by IAS 1. Previously reported quarters in 2007 and 2006 have been shown in this format in Appendix 1.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2006, which have been delivered to the Registrar of Companies. The financial information for the year ended 31 December 2007 has been extracted from the Group’s unaudited financial statements which will be delivered to the Registrar of Companies in due course.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 923 million (2006 – 941 million). The diluted weighted average number of ordinary shares in issue is 928 million (2006 – 944 million).

3 Months 2006		3 Months 2007			Notes	Year Ended 2007		Year Ended 2006
$m		$m				$m		$m
140		101		Attributable profit		316		745
				Adjustments:
—		15		Restructuring and rationalisation costs	5	42		—
20		45		Acquisition related costs	7	111		20
—		—		Legal settlement	9	30		—
6		8		Amortisation of acquisition intangibles		30		14
(19)		—		Net profit on disposal of the joint venture		—		(351)
—		—		Loss on hedge of the sale proceeds of the joint venture		—		3
(5)		(19)		Taxation on excluded items		(49)		(6)

142		150		Adjusted attributable profit		480		425

15.1	¢	16.6	¢	Adjusted earnings per share		52.0	¢	45.2	¢
15.0	¢	16.4	¢	Adjusted diluted earnings per share		51.7	¢	45.0	¢

SMITH & NEPHEW plc

2007 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

3.	Revenue by segment for the three months and year to 31 December 2007 was as follows:

3 Months 2006	3 Months 2007		Year Ended 2007	Year Ended 2006	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	Year
		Revenue by business segment
251	374	Reconstruction	1,240	919	11	13
146	176	Trauma and Clinical Therapies	618	514	9	13
182	201	Endoscopy	732	648	7	10
192	216	Advanced Wound Management	779	698	4	5

771	967		3,369	2,779	8	10

		Revenue by geographic market
374	418	United States	1,550	1,365	10	12
243	359	Europe (G)	1,177	867	7	8
154	190	Africa, Asia, Australasia & Other America	642	547	5	9

771	967		3,369	2,779	8	10

G	Includes United Kingdom twelve months revenue of $309 million (2006 – $255 million) and three months revenue of $90 million (2006 – $72 million).

Responsibility for the Group’s spinal products was transferred from the Endoscopy business segment to the Trauma and Clinical Therapies business segment with effect from 1 January 2007. Revenue, trading profit and operating profit relating to spinal products is now reported within the Trauma and Clinical Therapies business segment and comparative figures have been restated.

Underlying revenue growth is calculated by eliminating the effects of translational currency and acquisitions. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Acquisitions effect	Underlying growth in revenue
	%	%	%	%
Year
Reconstruction	35	(4)	(18)	13
Trauma and Clinical Therapies	20	(2)	(5)	13
Endoscopy	13	(3)	—	10
Advanced Wound Management	12	(6)	(1)	5

	21	(4)	(7)	10

3 Months
Reconstruction	49	(7)	(31)	11
Trauma and Clinical Therapies	21	(4)	(8)	9
Endoscopy	10	(3)	—	7
Advanced Wound Management	13	(7)	(2)	4

	25	(5)	(12)	8

SMITH & NEPHEW plc

2007 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2006	3 Months 2007		Notes	Year Ended 2007	Year Ended 2006
$m	$m			$m	$m
157	154	Operating profit		493	537
—	15	Restructuring and rationalisation costs	5	42	—
20	45	Acquisition related costs	7	111	20
—	—	Legal settlement	9	30	—
6	8	Amortisation of acquisition intangibles		30	14

183	222	Trading profit		706	571

Trading and operating profit by segment for the three months and year to 31 December 2007 were as follows:

		Trading Profit by business segment
69	83	Reconstruction		295	233
34	47	Trauma and Clinical Therapies		128	101
40	48	Endoscopy		147	123
40	44	Advanced Wound Management		136	114

183	222			706	571

		Operating Profit by business segment
43	37	Reconstruction		131	200
34	41	Trauma and Clinical Therapies		112	101
40	47	Endoscopy		141	122
40	29	Advanced Wound Management		109	114

157	154			493	537

5.	Restructuring and rationalisation costs comprise $45 million relating to the earnings improvement programme, mainly redundancy and consultancy costs less $3 million relating to the write back of prior year’s provisions.

SMITH & NEPHEW plc

2007 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

6.	On 31 May 2007 the Group completed the acquisition of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company for a total of CHF 1,091 million ($889 million) in cash, including assumed debt. This is being integrated into the Group’s Reconstruction and Trauma and Clinical Therapies business segments. Plus reported revenues of CHF 380 million ($305 million) in 2006 and profit before interest and taxation of CHF 44 million ($35 million). Revenue and trading profit since acquisition were $200 million and $23 million respectively. The cost of the acquisition has been allocated on a provisional basis to the assets acquired and liabilities assumed on acquisition.

	Book Value	Provisional Adjustments	Net Book Value
	$m	$m	$m
Property, plant and equipment	81	(2)	79
Intangible assets	10	232	242
Deferred tax assets	19	(19)	—
Other non-current assets	6	4	10
Inventories	105	67	172
Other current assets	128	—	128
Deferred tax liabilities	(4)	(34)	(38)
Non-current liabilities	(160)	(18)	(178)
Current liabilities	(152)	(2)	(154)
Less: Equity attributable to minority interests	(4)	—	(4)

	29	228	257

Goodwill on acquisition			463

			720

Cash consideration			726
Acquisition costs			12
Net cash acquired in Plus			(18)

Total purchase consideration			720
Add: net debt acquired with Plus (reported in liabilities above)			181
Less: acquisition costs			(12)

			889

In Quarter Four 2007 $39 million was paid to acquire certain Plus minority interests and distributors.

7.	In 2007, acquisition related costs comprise $51 million relating to Plus integration, $64 million relating to the utilisation of the Plus inventory stepped-up to fair value on acquisition less a release of $4 million relating to an over provision of bid related costs from 2006. In 2006, acquisition related costs comprised a charge of $20 million relating to the failed bid to purchase Biomet Inc.

8.	On 10 May 2007 Smith & Nephew acquired BlueSky Medical Group Inc. for an initial payment of $15 million with further milestone payments of up to $95 million related to revenues and other events. The cost is assessed as $50 million, being the fair value of probable consideration of $49 million and $1 million of acquisition costs. Of the $50 million, $26 million has been provisionally allocated to intangible assets, $10 million to deferred taxation liabilities and $34 million to goodwill. The $26 million of intangible assets represents unpatented technology.

9.	The legal settlement of $30 million in 2007 relates to the civil settlement agreed with the US Department of Justice following an industry wide investigation.

SMITH & NEPHEW plc

2007 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

10.	The cumulative number of revisions of the macrotextured knee product was 1,029 on 31 December 2007 compared with 1,026 at the end of Quarter Three 2007. This represents 35% of the total implanted. Settlements with patients have been achieved in respect of 977 revisions (Quarter Three 2007 – 958 settlements). The provision increased in Quarter Two 2007 by $22 million, offset in the income statement by a recovery of $22 million. $40 million of provision remains to cover future settlement costs.

11.	Taxation of $202 million (2006 – $162 million) for the year on the profit before restructuring and rationalisation costs, acquisition related costs, the legal settlement, the loss on hedge of the sale proceeds of the joint venture, discontinued operations and amortisation of acquisition intangibles is at the full year effective rate of 29.6% (2006 – 27.6%). In 2007, a taxation benefit of $49 million arose on restructuring and rationalisation costs, acquisition related costs, the legal settlement and amortisation of acquisition intangibles (2006 – $6 million on acquisition related costs). Of the $153 million (2006 – $156 million) taxation charge for the year $114 million (2006 – $131 million) relates to overseas taxation.

12.	On 23 February 2006 the Group sold its 50% interest in the BSN Medical joint venture for cash consideration of $562 million. The net profit of $351 million on the disposal of the joint venture is after a credit of $14 million for cumulative translation adjustments, $27 million of transaction costs, provision for indemnity of $3 million and a release of taxation provisions of $23 million. The Group’s discontinued operations earnings per share for the year in 2006 was basic 37.3¢ and diluted 37.2¢.

13.	The 2007 first interim dividend of $42 million being 4.51 US cents per ordinary share was paid on 9 November 2007. A second interim dividend for 2007 of 7.38 US cents per ordinary share has been declared by the Board and will be payable on 9 May 2008 to shareholders whose names appear on the register at the close of business on 18 April 2008. The Sterling equivalent per ordinary share will be set on 18 April 2008. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 16 April 2008. Shareholders may participate in the dividend re-investment plan.

14.	As at 31 December 2007, 51,955,000 ordinary shares had been purchased, under the share buy back programme that commenced in February 2007, at a cost of $640 million.

15.	The movement in total equity for the year was as follows:

	2007	2006
	$m	$m
Opening total equity as at 1 January	2,174	1,435
Attributable profit	316	745
Equity dividends paid	(104)	(96)
Exchange adjustments	47	45
Losses on cash flow hedges	(14)	(4)
Actuarial (losses)/gains on defined benefit pension plans	(22)	30
Share based payment recognised in the income statement	23	14
Taxation on items taken directly to equity	8	(11)
Purchase of treasury shares	(640)	—
Issue of ordinary share capital	28	16

Closing total equity as at 31 December	1,816	2,174

SMITH & NEPHEW plc

2007 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

16.	(Net debt)/net cash as at 31 December 2007 comprises:

	2007	2006
	$m	$m
Cash and bank	170	346
Long-term borrowings	(36)	(15)
Bank overdrafts and loans due within one year	(1,442)	(119)
Net currency swap liabilities (H)	(2)	(2)

	(1,310)	210

The movements in the year were as follows:
Opening net cash/(net debt) as at 1 January	210	(306)
Cash flow before financing activities	(537)	604
Loan Notes issued on acquisition	—	(15)
New finance leases	(7)	—
Facility fee paid	(6)	—
Debt and finance leases acquired with Plus	(181)	—
Proceeds from issue of ordinary share capital	28	16
Purchase of treasury shares	(640)	—
Equity dividends paid	(105)	(96)
Exchange adjustments	(72)	7

Closing (net debt)/net cash as at 31 December	(1,310)	210

H	Net currency swap liabilities of $2 million (2006 – $2 million) comprise $2 million (2006 – $2 million) of current liability derivatives within trade and other payables.

SMITH & NEPHEW plc

2007 QUARTER FOUR AND FULL YEAR RESULTS continued

APPENDIX 1

Unaudited Group Income Statement for each Quarter of 2006 and up to Quarter Three of 2007

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
	$m	$m	$m	$m	$m	$m	$m
Revenue	643	686	679	771	744	813	845
Cost of goods sold	(175)	(188)	(185)	(221)	(193)	(227)	(282)
Selling, general and administrative expenses	(317)	(338)	(336)	(362)	(392)	(395)	(474)
Research and development expenses	(29)	(30)	(30)	(31)	(32)	(32)	(36)

Operating profit	122	130	128	157	127	159	53
Interest receivable	7	4	4	4	4	3	1
Interest payable	(4)	(1)	(2)	(2)	(2)	(6)	(14)
Other finance income/(costs)	(2)	2	1	2	2	2	(1)

Profit before taxation	123	135	131	161	131	158	39
Taxation	(38)	(39)	(39)	(40)	(40)	(47)	(26)

Profit from continuing operations	85	96	92	121	91	111	13
Discontinued operations: Net profit on disposal of the joint venture	332	—	—	19	—	—	—

Attributable profit (J)	417	96	92	140	91	111	13

Earnings per share (J)
Including discontinued operations:
Basic	44.3 ¢	10.2 ¢	9.8 ¢	14.9 ¢	9.7 ¢	11.8 ¢	1.6 ¢
Diluted	44.1 ¢	10.2 ¢	9.8 ¢	14.8 ¢	9.6 ¢	11.8 ¢	1.6 ¢
Continuing operations:
Basic	9.0 ¢	10.2 ¢	9.8 ¢	12.9 ¢	9.7 ¢	11.8 ¢	1.6 ¢
Diluted	8.9 ¢	10.2 ¢	9.8 ¢	12.8 ¢	9.6 ¢	11.8 ¢	1.6 ¢
J Attributable to the equity holders of the parent.

Operating profit reconciles to trading profit (as defined in Note 4) as follows:

Operating profit	122	130	128	157	127	159	53
Restructuring and rationalisation costs	—	—	—	—	17	6	4
Acquisition related costs	—	—	—	20	—	(1)	67
Legal settlement	—	—	—	—	—	—	30
Amortisation of acquisition intangibles	2	2	4	6	4	3	15

Trading profit	124	132	132	183	148	167	169